SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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SCHEDULE 14D-9
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

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Avigen, Inc.
(Name of Subject Company)

Avigen, Inc.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

053690103
(CUSIP Number of Class of Securities)

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M. Christina Thomson
Vice President, General Counsel and Secretary
Avigen, Inc.
1301 Harbor Bay Parkway
Alameda, California 94502
(510) 748-7150

(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

_____________________________________________________

With copies to:

Brett D. White
Cooley Godward Kronish LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306
(650) 843-5000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 2 to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Avigen, Inc., a Delaware corporation (“Avigen”), with the Securities and Exchange Commission (the “SEC”) on February 6, 2009, and subsequently amended (as amended, the “Statement”), relating to the tender offer by BVF Acquisition LLC, a Delaware limited liability company (the “Purchaser”) and wholly owned subsidiary of Biotechnology Value Fund, L.P., a Delaware limited partnership (together with the Purchaser, “BVF”), to purchase all of the outstanding Shares, upon the terms and conditions set forth in the Offer contained in the Schedule TO filed by the Purchaser with the SEC on January 23, 2009, as thereafter amended. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     Item 4 is hereby amended and supplemented as follows:

     The following paragraphs are added to Item 4 at the end of the section entitled “Background Summary”:

     On March 20, 2009, BVF issued a press release announcing that the Purchaser had increased the Offer price from $1.00 per share to $1.20 per share in cash.

     Later in the day on March 20, 2009, the Board authorized Dr. Chahine and RBC to contact BVF to explore the possibility of negotiating a settlement between BVF and Avigen with respect to the Offer and the proxy contest.

     The Board is currently reviewing the revised Offer price and will provide its recommendation, or determination that it does not have a recommendation, after the Board has had sufficient time to review thoroughly BVF’s amended Offer and make its recommendation with respect thereto.

     Avigen has continued discussions with third parties, including MediciNova, regarding potential strategic transactions. Avigen intends to continue such discussions, and does not intend to provide public updates on the status of such discussions until such time as a definitive agreement with respect to a strategic transaction has been reached with a third party or all such discussions are terminated. There can be no assurance that any discussions will lead to an agreement or transaction.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 23, 2009		AVIGEN, INC.

	By:	/s/ Andrew A. Sauter
Andrew A. Sauter
Chief Financial Officer